UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBALOPTIONS GROUP, INC.
(Name of Subject Company (Issuer))
GLOBALOPTIONS GROUP, INC.
(Name of Filing Person (Offeror))
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class Securities)
37946D209
(CUSIP Number of Class of Securities)
Harvey W. Schiller
Chairman and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza
New York, New York 10019
(212) 445-6262
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
Robert H. Friedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2300
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$24,000,000
AMOUNT OF FILING FEE**	$1,711.20

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 10,000,000 shares of the outstanding common stock at a price of $2.40 per share in cash.

**	The amount of the filing fee equals $71.30 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by GlobalOptions Group, Inc., a Delaware corporation (“GlobalOptions”), to purchase for cash up to 10,000,000 shares of its common stock, par value $0.001 per share, at a price of $2.40 per share, net to the seller in cash, without interest. The tender offer is being made upon the terms and subject to the conditions described in the Offer to Purchase, dated December 1, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, together constitute the tender offer.
     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO. All capitalized terms used and not defined herein shall have the same meanings as in the Offer to Purchase.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is GlobalOptions Group, Inc. The address of GlobalOptions’ principal executive offices is 75 Rockefeller Plaza, 27th Floor, New York, New York 10019. GlobalOptions’ telephone number is (212) 445-6262.
     (b) The information set forth on the cover page of the Offer to Purchase and in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.
     (c) The information set forth in the section of the Offer to Purchase entitled “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) This Schedule TO is filed by GlobalOptions, the subject company. GlobalOptions’ business address is 75 Rockefeller Plaza, 27th Floor, New York, New York 10019. GlobalOptions’ business telephone number is (212) 445-6262.
     Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of GlobalOptions:

NAME	POSITION
Harvey W. Schiller	Chairman of the Board of Directors and Chief Executive Officer

NAME	POSITION
Jeffrey O. Nyweide	Chief Financial Officer, Executive Vice President — Corporate Development, Treasurer and Secretary
Per-Olof Lööf	Vice Chairman of the Board of Directors
John P. Oswald	Director
John P. Bujouves	Director
     The business address and telephone number of each of the above directors and executive officers is c/o GlobalOptions Group, Inc., 75 Rockefeller Plaza, 27th Floor, New York, New York 10019, telephone number (212) 445-6262.
Item 4. Terms of the Transaction.
     (a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 13 — U.S. Federal Income Tax Consequences” and “Section 14 — Extension of the Tender Offer; Termination; Amendment” and in the Letter of Transmittal is incorporated herein by reference.
     (b) The information set forth in the sections of the Offer to Purchase entitled “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares” and “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.
     (b) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.
     (c) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
     (b) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
     (d) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.
     (b) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) The information set forth in the section of the Offer to Purchase entitled “Section 15 — Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the tender offer is not subject to any financing condition; and (3) GlobalOptions is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.
Item 11. Additional Information.
     (a) The information set forth in the sections of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 10 — Certain Information Concerning GlobalOptions,” “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” and “Section 12 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.
     See Exhibit Index, which is incorporated herein by reference, following the signature page.
Item 13. Additional Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALOPTIONS GROUP, INC.
By:	/s/ Jeffrey O. Nyweide
	Name:	Jeffrey O. Nyweide
	Title:	Chief Financial Officer and Executive Vice President

Dated: December 1, 2010

EXHIBIT INDEX
     The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. GlobalOptions’ commission file number is 001-33700.

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated December 1, 2010.

(a)(1)(ii)	Letter of Transmittal.

(a)(5)(i)	Notice of Guaranteed Delivery.

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2010.

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2010.

(a)(5)(iv)	Press release dated December 1, 2010 announcing the commencement of the offer.

(d)(1)	Employment Agreement by and between GlobalOptions, Inc., and Harvey W. Schiller, dated January 29, 2004 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(2)	Assignment of Employment Agreement between GlobalOptions, Inc. and Harvey W. Schiller to GlobalOptions Group, Inc., dated June 27, 2005 (incorporated by reference to Exhibit 10.3 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(3)	Amendment to Employment Agreement with Harvey W. Schiller, dated December 19, 2006 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on December 22, 2006).

(d)(4)	GlobalOptions Group, Inc. Amended and Restated 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

EXHIBIT
NUMBER	DESCRIPTION

(d)(5)	GlobalOptions Group, Inc. Amended and Restated 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(6)	Employment Agreement with Jeffrey O. Nyweide, dated July 30, 2007 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 10-QSB filed with the SEC on August 14, 2007).

(d)(7)	Modification of Employment Agreement with Harvey W. Schiller, dated August 13, 2009 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on August 14, 2009).

(d)(8)	Modification of Employment Agreement with Jeffrey O. Nyweide, dated August 13, 2009 (incorporated by reference to Exhibit 10.3 included with the Company’s current report on Form 8-K filed with the SEC on August 14, 2009).

(d)(9)	Asset Purchase Agreement with Guidepost Solutions LLC for the sale of SafirRosetti, dated April 23, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on April 29, 2010).

(d)(10)	Asset Purchase Agreement with Witt Group Holdings, LLC for the sale Preparedness Services, dated May 13, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on May 13, 2010).

(d)(11)	Modification to the Employment Agreement with Harvey W. Schiller, dated May 13, 2010 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 10-Q filed with the SEC on August 16, 2010).

(d)(12)	Modification to the Employment Agreement with Jeffrey O. Nyweide, dated May 13, 2010 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 10-Q filed with the SEC on August 16, 2010).

(d)(13)	Asset Purchase Agreement with GlobalOptions Services, Inc. for the sale of FSIU, dated June 11, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on June 11, 2010).

EXHIBIT
NUMBER	DESCRIPTION

(d)(14)	Stock Purchase Agreement with LSR Acquisition Corp. for the sale of Bode Technology Group, Inc., dated August 11, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on August 12, 2010).

(d)(15)	Stockholder Rights Plan with Continental Transfer & Trust Company as Rights Agent, dated September 7, 2010 (incorporated by reference to Exhibit 4.1 included with the Company’s current report on Form 8-K filed with the SEC on September 8, 2010).

(d)(16)	Support Agreement with Weiss Asset Management LP, dated October 27, 2010 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on October 28, 2010).